lululemon athletica inc. has claimed confidential treatment
for portions of this letter in accordance with 17 C.F.R. § 200.83.

July 17, 2015

Via EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 2561
Washington, DC 20549

Re:	lululemon athletica inc.
Form 10-K for the Fiscal Year Ended February 1, 2015
Filed March 26, 2015
File No. 001-33608

Dear Ms. Jenkins:
This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended February 1, 2015 (filed March 26, 2015) (the “2014 Form 10-K”), as set forth in your letter to the Company delivered July 6, 2015. For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each comment.
Form 10-K for the Fiscal Year Ended February 1, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Liquidity and Capital Resources, page 29

1.
Please revise your discussion of your cash flows from operating, investing and financing activities to discuss your cash flows from each of these activities during all periods presented in your consolidated statements of cash flows. Refer to the guidance outlined in Instruction 1 to Item 303(a) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and will ensure that its future annual reports on Form 10-K include a discussion of its cash flows from operating, investing and financing activities during all periods presented in its consolidated statement of cash flows. The Company notes that its prior year’s annual report on Form 10-K compared its cash flows from these activities for its 2013 and 2012 fiscal years, which would not have materially changed or provided new material information to investors if repeated in the 2014 Form 10-K. Nevertheless, in future annual reports on Form 10-K, the Company will ensure it carries forward its prior years' cash flow discussion.
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page 38

2.
We note that foreign currency translation adjustments resulted in a significant reduction to your total comprehensive income during the years ended February 1, 2015 and February 2, 2014. Please explain in the notes to your financial statements or in management’s discussion and analysis, the changes in foreign currency rates or other factors that resulted in the significant foreign currency translation adjustments that were recognized during each of these periods. Please provide us with your proposed disclosures.

Company Response: The Company respectfully advises the Staff that the significant reductions in the Company’s total comprehensive income during the years ended February 1, 2015 and February 2, 2014 were primarily driven by the strengthening of the U.S. dollar against the Canadian dollar. Over this two year period, the U.S. dollar to Canadian dollar exchange rate moved from approximately 0.9987 to 1.2717, an increase of 27%. These foreign currency exchange rate changes resulted in debits to accumulated other comprehensive income (“AOCI”) of $103 million and $86 million in the years ended February 1, 2015 and February 2, 2014, respectively.
In Item 7A of the 2014 Form 10-K the Company identifies the foreign currency exchange risk associated with the translation of its foreign subsidiaries’ balance sheets into U.S. dollars and that this is recorded in AOCI. The Company also discusses the effect that changes in the U.S. dollar to Canadian dollar exchange rate can have on its reported revenues and expenses.
For illustrative purposes as to what it would include in future filings, the disclosure underlined below represents substantially the form of the disclosure the Company would add to Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” based on the disclosure in the 2014 Form 10-K.
We currently generate a significant portion of our net revenue and incur a significant portion of our expenses in Canada. We also hold a significant portion of our net assets in Canada. The reporting currency for our consolidated financial statements is the U.S. dollar. A strengthening of the U.S. dollar against the Canadian dollar results in:

•	a reduction in our net revenue upon translation of the sales made by our Canadian operations into U.S. dollars for the purposes of consolidation;

•	a reduction in our selling, general and administrative expenses incurred by our Canadian operations into U.S. dollars for the purposes of consolidation; and

•	foreign exchange gains by our Canadian subsidiaries on U.S. dollar cash and receivables denominated in U.S. dollars.
During the year ended February 1, 2015, the strengthening of the U.S. dollar against the Canadian dollar resulted in a $103.3 million increase in accumulated other comprehensive loss within stockholders' equity. During the year ended February 2, 2014, the strengthening of the U.S. dollar against the Canadian dollar resulted in an $85.5 million increase in accumulated other comprehensive loss within stockholders’ equity.
15. Income Taxes, page 54

3.
You disclose in note 15 that the income tax provision in fiscal 2014 includes $33.7 million of U.S. income and applicable foreign withholding taxes on dividends of $473.7 million due to repatriating foreign subsidiaries earnings to the U.S. parent entity to fund the share repurchase program. You also disclose you have not provided for U.S. and foreign withholding taxes on $471 million of accumulated undistributed earnings of foreign subsidiaries at February 1, 2015 because you intend to reinvest these earnings for the foreseeable future. It is not clear from your present disclosures how management overcame the presumption that all undistributed earnings of subsidiaries will be transferred to the parent and therefore require the accrual of an income tax payable as outlined in ASC 740-30-25-3. Please tell us how you have determined that you have both the ability and intent to indefinitely prevent accumulated undistributed foreign earnings from being repatriated without tax consequences. See ASC 740-30-25-17 and 25-18. In doing so, tell us the following:

•
Explain the specific evidence (e.g. experience of the entity, definite future plans and past remittances, etc.) to substantiate the parent’s assertion of the indefinite postponement of remittances from foreign subsidiaries;

•	Identify the entities and periods where the parent claims permanent reinvestment;

•
Tell us why you have not disclosed that the remittance of undistributed earnings is postponed indefinitely as opposed to the foreseeable future, which is the point used in ASC 740-30-25-19 to describe when it is apparent that a temporary difference reverses and a deferred tax liability is required to be recognized; and

•
Tell us how your decision to repatriate the $473.7 million of funds during 2014 in order to fund your share repurchase program was considered as part of your determination that the $471 million of accumulated undistributed earnings of foreign subsidiaries referenced above continue to be permanently reinvested as of February 1, 2015.

Company Response: The Company respectfully submits that there is sufficient evidence to show that the Company has the ability and intent to indefinitely reinvest the accumulated undistributed foreign earnings, such that the presumption in ASC 740-30-25-3 that the undistributed earnings will be transferred to the parent is overcome and, in accordance with ASC 740-30-25-17 and 25-18(a), no deferred tax liability should be recognized. Set forth below is background information regarding the accumulated undistributed earnings of foreign subsidiaries and the factors the Company has considered in concluding that undistributed earnings will be indefinitely reinvested, which addresses bullets 1, 2 and 4 in the Staff’s comment, and a brief discussion of disclosure changes the Company intends to make in its next annual report on Form 10-K in response to the third bullet of the Staff’s comment.
Background
The Company respectfully advises the Staff that the $471 million of accumulated undistributed earnings of foreign subsidiaries as of February 1, 2015 relates entirely to lululemon athletica canada inc. (“LACI”), the Company’s principal Canadian operating entity (also referred to as the “intermediate parent company”). The accumulated undistributed earnings of all other foreign subsidiaries as of February 1, 2015 were immaterial, individually and in the aggregate.

Within the group consisting of the Company and its subsidiaries (the “Group”), LACI is the intermediate parent company of all of the Group’s subsidiaries outside of Australia, New Zealand and the United States. The Company expects that LACI’s subsidiaries will be a significant driver for future growth of the Company’s operations as it invests and expands into markets where it does not have significant or mature operations. LACI is also the primary Canadian operating entity that operates the Group’s head office, employing approximately 1,100 people as of February 1, 2015.
Factors Considered in Concluding Undistributed Earnings Indefinitely Reinvested
In reaching the conclusion that LACI’s undistributed earnings will be indefinitely reinvested, the Company considers on an ongoing basis its short term and long term capital needs; specifically, the Company evaluates its international expansion plans, Canadian expansion plans, projected working capital needs, projected head office capital investments, forecasted cash flow requirements within the United States, and other factors the Company believes are relevant, such as past history of dividend payments and other possible reasons why excess foreign earnings may be needed by the U.S. parent (for example share repurchase activity). The Company’s assertion of permanent reinvestment and the reversal criterion does not exclude any subsidiaries or periods.
The Company notes that ASC 740-30-25-17 requires management to compile evidence to support its assertion that the foreign unremitted earnings are indefinitely reinvested in order to qualify for the indefinite reversal exception, and that a history of not distributing foreign earnings does not serve as a replacement for specific reinvestment plans.
Management’s evidence includes the following specific plans:
International expansion plans
With the exception of entities in Australia, New Zealand and the United States, LACI is the intermediate parent company of all of the Group’s subsidiaries. The Company plans that LACI will make significant equity investments in these subsidiaries, and other subsidiaries that are yet to be incorporated, to fund the Company’s expansion plans into markets outside of North America, Australia, and New Zealand.
As of February 1, 2015, LACI had subsidiaries incorporated in Hong Kong, Japan, the People’s Republic of China, Korea, Malaysia, Singapore, Taiwan, France, Germany, Luxembourg, the Netherlands, Sweden, Switzerland, and the United Kingdom. These subsidiaries have been recently incorporated and the operations in these countries are in their startup phase and will require significant ongoing funding as the operations are established and stores are opened. The Company is evaluating expansion into a number of other countries. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
As of February 1, 2015, the Company only operated two stores in Europe and one store in Asia. These stores were all opened during the year ended February 1, 2015. Over the next few years the Company intends to expand its presence outside of North America and Australia, as part of its long term business strategy, which will require capital investment. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Canadian expansion plans
The Company has plans to open additional stores in Canada as well as invest in its current Canadian stores. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Projected working capital needs
To support the expansion of international and Canadian operations as outlined above, the Company requires additional working capital outside of the United States in order to operate its business in these markets. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Projected head office capital investments
The Company’s head office is located in Vancouver, British Columbia. The vast majority of the capital and head office costs of running the Company’s business is incurred by LACI, and this is forecasted to continue indefinitely. In addition, there will be additional regional head office costs incurred by LACI’s subsidiaries as operations in Asia and Europe grow. LACI will fund these costs through equity investments in its subsidiaries. Over the next five years the Company expects to make significant investments in information technology as it implements new systems and upgrades and replaces existing systems. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Cash flow requirements within the United States
The Company expects its operations within the United States to continue to expand over the next five years. However, the Company has forecasted for growth, expansion and general working capital to be funded by the existing U.S. operations, with no forecasted repatriation of funds from LACI. As of February 1, 2015 the Company operated 211 stores within the United States, generating revenues of $1,257 million. Historically, no distributions have been needed from LACI to support the operations and growth within the United States, and while a history of not distributing foreign earnings does not serve as a replacement for specific reinvestment plans, management believes that this factor combined with the Company’s current cash flow forecasts over the next five years represents compelling evidence in support of the indefinite reinvestment assertion.
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Past history of distributions and share repurchase activity, and future intentions
The Company has not previously paid any dividends to its stockholders and, prior to fiscal 2014, had not previously implemented a share repurchase program. The Company evaluated whether the decision to finance the share repurchase with funds repatriated from LACI to the Company would impact its indefinite reinvestment assertion with respect to the remaining $471 million of undistributed earnings of LACI. The Company applied the guidance in ASC 740-30-25-19.
The Company’s decision to repurchase shares was made at a time when the Company’s stock price had reached its lowest point in a number of years. The decline in stock price and ultimate share repurchase program (funded with LACI earnings) was not anticipated by the Company but rather was considered to be a change in circumstances that made it apparent that a portion of the undistributed earnings within LACI would be “remitted in the foreseeable future.”
The Company has no current plans to repurchase additional shares, nor to cause LACI to make any distributions or pay any dividends to the Company. The remaining $471 million of LACI earnings will be needed to fund LACI’s growth and expansion plans as specifically outlined above.

Future Changes to Disclosure Regarding Accounting Policy
The Company’s summary of significant accounting policies states, on page 45, that “income taxes on unremitted earnings of foreign subsidiaries which the Company has determined to be indefinitely reinvested have not been recognized.” In future filings, the Company will update the terminology used in the footnote disclosures to be consistent with its accounting policy and state that the unremitted earnings of foreign subsidiaries are reinvested indefinitely, rather than “for the foreseeable future.”

4.
In future filings, please revise your discussion of critical accounting policies in Item 7 to disclose the amount of cash and short term investments held by foreign subsidiaries. Please also include a statement that the company would be required to accrue and pay taxes if these funds were repatriated back to the U.S. and indicate that the company does not intend to repatriate such funds, if true. Also, if your assertion of permanent reinvestment and the reversal criterion excludes certain subsidiaries or periods, please also disclose this fact, as applicable. Please provide us with your proposed future disclosures.

Company Response: The Company respectfully advises the Staff that as of February 1, 2015 the Company had cash and cash equivalents of $304 million outside of the United States, including $265 million in Canada. The Company does not consider the taxes that would be due on the repatriation of the funds from foreign subsidiaries other than Canada to the United States to be material. The Company’s assertion of permanent reinvestment and the reversal criterion does not exclude any subsidiaries or periods.
Set forth below is an illustrative example of the Company’s proposed disclosure in future filings. In response to the Staff’s comment, the proposed disclosure underlined below represents substantially the nature and form of the disclosure the Company would add under the heading “Critical Accounting Policies and Estimates-Income Taxes” in Item 7, based on the disclosure in the 2014 Form 10-K. Should the accumulated undistributed earnings of foreign subsidiaries other than LACI become material in the future, then the Company would update its disclosures accordingly.
Income Taxes. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
The recognition of a deferred income tax asset is based upon several assumptions and forecasts, including current and proposed tax legislation, current and anticipated taxable income, utilization of previously unrealized non-operating loss carry forwards and regulatory reviews of tax filings. Given the judgments and estimates required and the sensitivity of the results to the significant assumptions used, we believe the accounting estimates used in relation to the recognition of deferred income tax assets are subject to measurement uncertainty and are susceptible to a material change if the underlying assumptions change.
We have not recorded U.S. income tax expense for foreign earnings that we have determined to be indefinitely reinvested outside the United States. We periodically assess the need to utilize these unremitted earnings to finance our foreign operations. This assessment is based on cash flow projections by tax jurisdiction. Such estimates are inherently imprecise since many assumptions utilized in the cash flow projections are subject to revision in the future. The possibility exists that amounts determined to be indefinitely reinvested outside of the United States may ultimately be repatriated. For instance, the cash needs of our U.S. entities may exceed our current expectations, or the actual cash needs of our foreign entities may be less than our current expectations. This would result in additional income tax expense in the year we determine that amounts were no longer indefinitely reinvested.
U.S. income and foreign withholding taxes have not been provided on approximately $471.3 million of cumulative undistributed earnings of a Canadian subsidiary as of February 1, 2015. These earnings are indefinitely reinvested outside of the United States. Income taxes of approximately $44.1 million would be incurred if these earnings were repatriated to the United States.
As of February 1, 2015 we had cash and cash equivalents of $304.1 million outside of the United States. We do not intend to repatriate these funds to the United States. If our intentions change, we would be required to accrue the income taxes which would be due upon repatriation.
We file income tax returns in the United States, Canada and various foreign and state jurisdictions. The 2011 to 2013 tax years remain subject to examination by the U.S. federal and state tax authorities. The 2010 tax year is still open for certain state tax authorities. The 2007 to 2013 tax years remain subject to examination by Canadian tax authorities. The 2008 to 2013 tax years remain subject to examination by tax authorities in certain foreign jurisdictions. Our policy is to recognize interest expense and penalties related to income tax matters as a selling, general and administrative expense. At February 1, 2015, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Our intercompany transfer pricing policies are currently subject to audits by various foreign tax jurisdictions. Although we believe that our intercompany transfer pricing policies and tax positions are reasonable, the final outcomes of tax audits or potential tax disputes may be materially different from that which is reflected in our income tax provisions and accruals.
* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s attention to the review of the Form 10-K. Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.

Sincerely,

/s/ STUART HASELDEN
Stuart Haselden
Chief Financial Officer
lululemon athletica inc.

cc:	Mr. Brian McAllister (SEC Division of Corporate Finance)
Ms. Linda Cvrkel (SEC Division of Corporate Finance)
Mr. Laurent Potdevin (lululemon athletica inc.)
Mr. Michael Hutchings (DLA Piper LLP (US))